                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE TO/ A
                                (RULE 14d-100)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    Of The Securities Exchange Act of 1934
                               (Amendment No.4)

                               PJ America, Inc.
                      (Name of Subject Company (Issuer))

                             PJ Acquisition Corp.
                              Richard F. Sherman
                              Douglas S. Stephens
                             Michael M. Fleishman
    Martin T. Hart, individually and on behalf of H Investment Company LLP
                                Frank O. Keener
                              Stephen P. Langford
                              Michael J. Grisanti
                               Jack A. Laughery
Merida L. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust
 u/a dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust u/a dated
                                    9/1/96
 Nicholas H. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust u/a dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust u/a
                                 dated 9/1/96

                               PJ America, Inc.
                      (Name of Filing Persons (Offerors))

                    Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)

                                   72585Q10
                                (CUSIP Number)

                              Douglas S. Stephens
                             PJ Acquisition Corp.
                              2300 Resource Drive
                             Birmingham, AL 35242
                                (205) 981-2830
                (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                With a Copy to:
                             Ivan M. Diamond, Esq.
                        Greenebaum Doll & McDonald pllc
                           3300 National City Tower
                             Louisville, KY  40202
                                (502) 587-3534

                           CALCULATION OF FILING FEE
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

           Transaction Valuation*            Amount of Filing Fee**

                  $22,600,120                         $4,520
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

*Estimated for purposes of calculating the amount of the filing fee only.
** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:$4,520             Filing Party: PJ Acquisition Corp.
Form or Registration No.: 5-49835                 Date Filed: July 20, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]     third-party tender offer subject to Rule 14d-1.
     [_]     issuer tender offer subject to Rule 13e-4.
     [X]     going-private transaction subject to Rule 13e-3.
     [X]     amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]



                                   Page -2-

CUSIP No. 72585Q10
--------------------------------------------------------------------------------
1)  Names of Reporting Person's I.R.S. Identification Nos. of Above
    Persons (entities only)    Richard F. Sherman
--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)  [X]
    (b)  [_]
--------------------------------------------------------------------------------
3)  SEC Use Only
--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)  BK
--------------------------------------------------------------------------------
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e)
--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization      United States
--------------------------------------------------------------------------------

   Number of Shares                 (7)  Sole Voting Power         50,000 shares
Beneficially Owned by               --------------------------------------------
Each Reporting Person               (8)  Shared Voting Power       205,000/1/
         With                       --------------------------------------------
                                    (9)  Sole Dispositive Power    50,000 shares
                                    --------------------------------------------
                                    (10)  Shared Dispositive Power 205,000/1/
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     255,000/2/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 4,236,483 shares)
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)  5.9%

     (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 98.0%)
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------

------------------------
/1/ Includes 100,000 shares held by the Merida L. Sherman Trust u/a dated 9/1/96 and 100,000 shares held by the Nicholas H. Sherman Trust u/a dated 9/1/96 and 5,000 held directly by Nicholas H. Sherman. Merida and Nicholas Sherman are the adult children of Richard Sherman.

/2/ Excludes options to purchase 38,000 shares presently exercisable or exercisable within 60 days of the date hereof, because such options will terminate unexercised upon the merger of PJ America, Inc. and PJ Acquisition Corp.

                                   Page -3-

CUSIP No. 72585Q10
--------------------------------------------------------------------------------
1)  Names of Reporting Person's I.R.S. Identification Nos. of Above
    Persons (entities only)   61-6264185

    Merida L. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust u/a dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust u/a dated 9/1/96
--------------------------------------------------------------------------------
 2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
 3)  SEC Use Only
--------------------------------------------------------------------------------
 4)  Source of Funds (See Instructions)  BK
--------------------------------------------------------------------------------
 5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)
--------------------------------------------------------------------------------
 6)  Citizenship or Place of Organization      United States
--------------------------------------------------------------------------------

   Number of Shares               (7)  Sole Voting Power          N/A
 Beneficially Owned by            ----------------------------------------------
 Each Reporting Person            (8)  Shared Voting Power        200,000 shares
         With                     ----------------------------------------------
                                  (9)  Sole Dispositive Power     N/A
                                  ----------------------------------------------
                                  (10)  Shared Dispositive Power  200,000 shares
--------------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     200,000 (may be deemed to beneficially own all shares beneficially owned by each member of the group or 4,236,483 shares)
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)  4.6%

     (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 98.0%)
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------

                                   Page -4-

CUSIP No. 72585Q10
--------------------------------------------------------------------------------
     1) Names of Reporting Person's I.R.S. Identification Nos. of Above Persons (entities only) 61-6264188

     Nicholas H. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust u/a dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust u/a dated 9/1/96
--------------------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  [x]
          (b)  [_]
--------------------------------------------------------------------------------
     3)   SEC Use Only
--------------------------------------------------------------------------------
     4)   Source of Funds (See Instructions)  BK
--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
     6)   Citizenship or Place of Organization      United States
--------------------------------------------------------------------------------

      Number of Shares            (7)  Sole Voting Power          5,000 shares
    Beneficially Owned by         ----------------------------------------------
    Each Reporting Person         (8)  Shared Voting Power        200,000 shares
            With                  ----------------------------------------------
                                  (9)  Sole Dispositive Power     5,000 shares
                                  ----------------------------------------------
                                  (10)  Shared Dispositive Power  200,000 shares
--------------------------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person 205,000 (may be deemed to beneficially own all shares beneficially owned by each member of the group or 4,236,483 shares)
--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------

     13)  Percent of Class Represented by Amount in Row (11) 4.7%

          (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 98.0%)
--------------------------------------------------------------------------------
     14)  Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------

                                    Page-5-

CUSIP No. 72585Q10
--------------------------------------------------------------------------------
1)  Names of Reporting Person's I.R.S. Identification Nos. of Above
    Persons (entities only)    Douglas S. Stephens
--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)  [X]
    (b)  ]_]
--------------------------------------------------------------------------------
3)  SEC Use Only
--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)  BK
--------------------------------------------------------------------------------
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e)
--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization      United States
--------------------------------------------------------------------------------

       Number of Shares           (7)  Sole Voting Power    242,464 shares
    Beneficially Owned by         ----------------------------------------------
    Each Reporting Person         (8)  Shared Voting Power  N/A
             With                 ----------------------------------------------
                                  (9)  Sole Dispositive Power  242,464 shares
                                  ----------------------------------------------
                                  (10)  Shared Dispositive Power  N/A
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person

    242,464/3/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 4,236,483 shares)
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)  5.6%

    (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 98.0%)
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------
/3/ Excludes options to purchase 111,434 shares presently exercisable or exercisable within 60 days of the date hereof because such options will terminate unexercised upon the merger of PJ America, Inc. and PJ Acquisition Corp.

                                   Page -6-

CUSIP No. 72585Q10
--------------------------------------------------------------------------------
1)  Names of Reporting Person's I.R.S. Identification Nos. of Above
    Persons (entities only)    Stephen P. Langford
--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)  [X]
    (b)  [_]
--------------------------------------------------------------------------------
3)  SEC Use Only
--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)  BK
--------------------------------------------------------------------------------
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e)
--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization      United States
--------------------------------------------------------------------------------

         Number of Shares         (7)  Sole Voting Power    207,164 shares
       Beneficially Owned by      ----------------------------------------------
       Each Reporting Person      (8)  Shared Voting Power  N/A
               With               ----------------------------------------------
                                  (9)  Sole Dispositive Power  207,164 shares
                                  ----------------------------------------------
                                  (10)  Shared Dispositive Power  N/A
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person

    207,164/4/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 4,236,483 shares)
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)  4.8%

    (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 98.0%)
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------

------------------
/4/ Excludes options to purchase 18,000 shares presently exercisable or exercisable within 60 days of the date hereof because such options will terminate unexercised upon the merger of PJ America, Inc. and PJ Acquisition Corp.

                                   Page -7-

CUSIP No. 72585Q10
--------------------------------------------------------------------------------
 1) Names of Reporting Person's I.R.S. Identification Nos. of Above Persons (entities only) Martin T. Hart, individually and on behalf of H Investment Company LLP
--------------------------------------------------------------------------------
 2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
 3)  SEC Use Only
--------------------------------------------------------------------------------
 4)  Source of Funds (See Instructions)  BK
--------------------------------------------------------------------------------
 5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)
--------------------------------------------------------------------------------
 6)  Citizenship or Place of Organization      United States
--------------------------------------------------------------------------------
       Number of Shares          (7)  Sole Voting Power    125,000/5/
                                 -----------------------------------------------
     Beneficially Owned by       (8)  Shared Voting Power    N/A
                                 -----------------------------------------------
     Each Reporting Person       (9)  Sole Dispositive Power  125,000/5/
                                 -----------------------------------------------
             With               (10)  Shared Dispositive Power  N/A
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     125,000/6/
     (may be deemed to beneficially own all shares beneficially owned by each member of the group or 4,236,483 shares)
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11) 2.9%
     (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 98.0%)
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------
------
/5/  Includes 100,000 shares held by H Investment Company LLP.

/6/ Excludes options to purchase 18,000 shares presently exercisable or exercisable within 60 days of the date hereof because such options will terminate unexercised upon the merger of PJ America, Inc. and PJ Acquisition Corp.

                                    Page -8-

CUSIP No. 72585Q10
--------------------------------------------------------------------------------
 1)  Names of Reporting Person's I.R.S. Identification Nos. of Above
     Persons (entities only)    Michael J. Grisanti
--------------------------------------------------------------------------------
 2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
 3)  SEC Use Only
--------------------------------------------------------------------------------
 4)  Source of Funds (See Instructions)  BK
--------------------------------------------------------------------------------
 5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
 6)  Citizenship or Place of Organization      United States
--------------------------------------------------------------------------------
       Number of Shares          (7)  Sole Voting Power    168,063/7/
                                 -----------------------------------------------
     Beneficially Owned by       (8)  Shared Voting Power    N/A
                                 -----------------------------------------------
     Each Reporting Person       (9)  Sole Dispositive Power  168,063/7/
                                 -----------------------------------------------
             With               (10)  Shared Dispositive Power  N/A
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     168,063/7/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 4,236,483 shares)
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)    3.9%

     (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 98.0%)
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------
------
/7/ Includes 37,747 shares held by the Grisanti Family Partnership of which Mr. Grisanti is general partner and 3,659 shares held by the Grisanti Family Trust.

                                    Page -9-

CUSIP No. 72585Q10
--------------------------------------------------------------------------------
1)  Names of Reporting Person's I.R.S. Identification Nos. of Above
    Persons (entities only)   Jack A. Laughery
--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)  [X]
    (b)  [_]
--------------------------------------------------------------------------------
3)  SEC Use Only
--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)  BK
--------------------------------------------------------------------------------
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e)
--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization      United States
--------------------------------------------------------------------------------

   Number of Shares                 (7)  Sole Voting Power    210,290/8/
 Beneficially Owned by              --------------------------------------------
 Each Reporting Person              (8)  Shared Voting Power    3,775/9/
         With                       --------------------------------------------
                                    (9)  Sole Dispositive Power  214,065/8/
                                    --------------------------------------------
                                    (10)  Shared Dispositive Power  3,775/9/
--------------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     214,065/10/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 4,236,483 shares)
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)      4.9%

     (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 98.0%)
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------


---------------------
/8/Includes 235 shares held by Mr. Laughery as custodian for his minor grandchildren.

/9/Includes 2,800 Shares held by Mr. Laughery's wife and 975 shares held in trust for Mr. Laughery's minor grandchildren with his wife as trustee.

/10/Excludes 3,300 shares held by the Laughery Foundation which have been tendered in the offer.

                                   Page -10-

CUSIP No. 72585Q10
--------------------------------------------------------------------------------
1)  Names of Reporting Person's I.R.S. Identification Nos. of Above
    Persons (entities only)     Frank O. Keener
--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)  [X]
    (b)  [_]
--------------------------------------------------------------------------------
3)  SEC Use Only
--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)  BK
--------------------------------------------------------------------------------
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e)
--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization      United States
--------------------------------------------------------------------------------

   Number of Shares               (7)  Sole Voting Power         324,603 shares
 Beneficially Owned by            ----------------------------------------------
 Each Reporting Person            (8)  Shared Voting Power       N/A
         With                     ----------------------------------------------
                                  (9)  Sole Dispositive Power    324,603 shares
                                  ----------------------------------------------
                                  (10)  Shared Dispositive Power  N/A
--------------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     324,603/11/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 4,236,483 shares)
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)  7.5%

     (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 98.0%)
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------

---------------
/11/ Excludes an option to purchase 18,000 shares presently exercisable or exercisable within 60 days of the date hereof because such options will terminate unexercised upon the merger of PJ America, Inc. and PJ Acquisition Corp.

                                   Page -11-

CUSIP No. 72585Q10
--------------------------------------------------------------------------------
1)  Names of Reporting Person's I.R.S. Identification Nos. of Above
    Persons (entities only)    Michael M. Fleishman
--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)  [x]
    (b)  [_]
--------------------------------------------------------------------------------
3)  SEC Use Only
--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)  BK
--------------------------------------------------------------------------------
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e)
--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization      United States
--------------------------------------------------------------------------------

   Number of Shares                 (7)  Sole Voting Power        188,430 shares
 Beneficially Owned by              --------------------------------------------
 Each Reporting Person              (8)  Shared Voting Power      18,000/12/
         With                       --------------------------------------------
                                    (9)  Sole Dispositive Power   188,430 shares
                                    --------------------------------------------
                                    (10)  Shared Dispositive Power 18,000/12/
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     206,430/13/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 4,236,483 shares)
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)  4.7%

     (may be deemed to beneficially own all shares ( beneficially owned by each member of the group, or 98.0%)
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------

---------------
/12/ Includes 13,000 shares held by Mr. Fleishman's wife, 3,000 shares by Mr. Fleishman's wife as custodian for their minor child and 2,000 shares held by Mr. Fleishman's adult daughter.

/13/ Excludes options to purchase 38,000 shares presently exercisable or exercisable within 60 days of the date hereof because such options will terminate unexercised upon the merger of PJ America, Inc. and PJ Acquisition Corp.

                                   Page -12-

CUSIP No. 72585Q10
--------------------------------------------------------------------------------
1)   Names of Reporting Person's I.R.S. Identification Nos. of Above
     Persons (entities only) PJ Acquisition Corp. 31-1767-228
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [x]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)  BK
--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization      United States
--------------------------------------------------------------------------------

       Number of Shares       (7)   Sole Voting Power         0
     Beneficially Owned by    --------------------------------------------------
     Each Reporting Person    (8)   Shared Voting Power       4,236,483
             With             --------------------------------------------------
                              (9)   Sole Dispositive Power    0
                              --------------------------------------------------
                              (10)  Shared Dispositive Power  4,236,483
--------------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     4,236,483

     (May be deemed to beneficially own all shares beneficially owned by each member of the group.)
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)  98.0%

     (May be deemed to beneficially own all shares beneficially owned by each member of the group.)
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)          CO
--------------------------------------------------------------------------------

                                   Page -13-

     This Amendment No. 4 amends and supplements the Tender Offer Statement and
Schedule 13E-3 Transaction Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on July 20, 2001, as amended on August 9, 2001, August 20, 2001, and August 21, 2001 by PJ Acquisition Corp., a Delaware corporation (the "Purchaser"), an entity formed by certain officers, directors and significant stockholders (the "Investor Group") of PJ America, Inc., a Delaware corporation ("PJAM") for the purpose of making this Offer, by the Investor Group and by PJAM. The members of the Investor Group are (i) Richard F. Sherman, (ii) Douglas S. Stephens; (iii) Michael M. Fleishman, (iv) Martin T. Hart, individually and on behalf of H Investment Company, LLP; (v) Frank O. Keener; (vi) Stephen P. Langford; (vii) Michael J. Grisanti; (viii) Jack A. Laughery; (ix) Merida L. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust under an agreement dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust under an agreement dated 9/1/96; and (x) Nicholas H. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust under an agreement dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust under an agreement dated 9/1/96. This statement also amends the Schedule 13D filed by the Purchaser and the Investor Group on April 2, 2001, as amended on July 3, 2001, July 24, 2001, August 9, 2001, August 20, 2001 and August 21, 2001. This
Schedule TO relates to the offer to purchase all outstanding shares of Common Stock, par value $.01 per Share, (the "Shares") of PJAM at $8.75 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 20, 2001, as amended (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1) and (a)(2) respectively (which together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule TO.

Item 11.

     Item 11 of the Schedule TO, is hereby amended and supplemented by adding thereto the following:

     "The Offer expired at 5 p.m., Eastern Daylight time, on Monday August 27, 2001. Based upon a preliminary count from the Depositary, as of 5 p.m., Eastern Daylight time on August 27, 2001, approximately 2,493,694 Shares had been tendered pursuant to the Offer and not withdrawn (including Shares tendered pursuant to a guarantee of delivery). Such tendered Shares, together with Shares owned by the Purchaser and the Investor Group, represent approximately 98.0% of the Shares outstanding. The Purchaser and the Investor Group have accepted such tendered Shares for payment pursuant to the terms of the Offer. Payment for accepted Shares is expected to be made to the Depositary by August 31, 2001. A copy of the press release, dated Monday, August 27, 2001, issued by PJAM announcing the completion of the tender offer is attached hereto as Exhibit
(a)(17) and is incorporated herein by reference."

Item 12.

     Item 12 of the Schedule TO is hereby amended by adding thereto the following:

(a)(17) Text of press release issued by PJAM and dated August 27, 2001.

                                   Page -14-

                                   SIGNATURES

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


/s/ Richard F. Sherman                       /s/ Douglas S. Stephens
------------------------------------------   ---------------------------------
Richard F. Sherman                           Douglas S. Stephens

/s/ Stephen P. Langford                      /s/ Martin T. Hart
------------------------------------------   ---------------------------------
Stephen P. Langford                          Martin T. Hart

/s/ Michael J. Grisanti                      /s/ Jack A. Laughery
------------------------------------------   ---------------------------------
Michael J. Grisanti                          Jack A. Laughery

/s/ Frank O. Keener                          /s/ Michael M. Fleishman
------------------------------------------   ---------------------------------
Frank O. Keener                              Michael M. Fleishman


/s/ Merida L. Sherman                        /s/ Nicholas H. Sherman
------------------------------------------   ---------------------------------
Merida L. Sherman, individually and as       Nicholas H. Sherman, individually
co-Trustee of the  Merida L. Sherman Trust   and as co-Trustee of the Merida
u/a dated 9/1/96 and as co-Trustee of the L. Sherman Trust u/a dated 9/1/96 Nicholas H. Sherman Trust u/a dated 9/1/96 and as co-Trustee of the Nicholas
                                             H. Sherman Trust u/a dated 9/1/96

PJ Acquisition Corp.                         By: Martin T. Hart, General Partner

By:   /s/ Douglas S. Stephens                    By:   /s/ Martin T. Hart
      -------------------------------                 -------------------------
Name: Douglas S. Stephens                        Title: General Partner
Title: President and CEO


PJ America, Inc.

By:    /s/ D. Ross Davison
       ---------------------------------
Name:  D. Ross Davison
Title: Vice President of Administration,
       Chief Financial Officer and Treasurer

Dated: August 28, 2001.

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